SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

RELEVANT SHAREHOLDING SALE

São Paulo, October 21, 2019 – BRASKEM S.A. (B3: BRKM3, BRKM5 e BRKM6; OTC: BRKMY; LATIBEX: XBRK) (“Company”), pursuant to article 12 of CVM Instruction No. 358/02, hereby announces to its shareholders and the market that it has received a notice from Alaska Investimentos LTDA., a private legal entity, with principal place of business at Rua Bandeira Paulista, 600, conjunto 73, Itaim Bibi, CEP: 04532-001, City of São Paulo, State of São Paulo, Brazil, enrolled in the corporate taxpayers register (CNPJ/ME) n° 11.752.203/0001-50 informing that sold, on October 10, 2019, preferred shares class A issued by the Company, reaching an interest of 16,787,800 class A preferred shares, representing 4.86% of the total amount of class A preferred shares issued by the Company. Alaska Investimentos LTDA. also declared that possesses 3,000,000 derivative financial instruments referenced in class A preferred shares with financial settlement.

Alaska Investimentos LTDA. also announced that the reduction of the equity interest aforementioned  was intended for financial transactions purposes only, and it is not intended to change the controlling interest or the administrative structure of the Company.

The correspondence received from Alaska Investimentos LTDA. is attached to this notice.

For more information, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br

Free translation from the Original Portuguese Version

São Paulo, October 17, 2019

To

Braskem S.A.

Attn: Mr. Pedro Van Langendonck Teixeira de Freitas

Investor Relations Officer

Addr: Rua Lemos Monteiro, 120, 24º andar

São Paulo – SP

Re.: Statement of Reduction in relevant Ownership Interest.

Dear Sirs,

Alaska Investimentos Ltda., a private legal entity, with registered office at Rua Bandeira Paulista, 600, conjunto 73, Itaim Bibi, CEP: 04532-001, in the City and State of São Paulo, enrolled with the Brazilian Corporate Taxpayer Registry of the Ministry of Finance (CNPJ/MF) under No. 11.752.203/0001-50 (“Alaska”), duly registered to the Securities and Exchange Commission as portfolio manager, pursuant to CVM Declaratory Act No. 11,198, dated July 28, 2010, hereby states that on October 10, 2019, it sold shares of Braskem S.A. (“Company”), through investment funds under its management (“Funds”), reaching the ownership interest as shown below:

Issuer Share Class	Total Shares	Percentage reached
Class A Preferred Shares (BRKM5)	16,787,800	4.86%

The Total Class A Preferred Shares (BRKM5) includes 500,000 shares  acquired through a forward contract.

Alaska further states that it has 3,000,000 derivative financial instruments referenced in Class A preferred shares (BRKM5).

The aforementioned ownership interest reduction was aimed solely for the purposes of financial transactions. The position of the Funds in the Company is not intended to change the Company’s control or administrative structure.

Finally, Alaska states that the reported ownership interest refers only to the Funds managed by it.

Respectfully,

_________________________

Alaska Investimentos LTDA

Acácio Roboredo

Attorney-in-Fact

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.